Mail Stop 4561

October 18, 2007

Lee Horwitz
CFO
Morgan Stanley Spectrum Strategic L.P.
Demeter Management Corporation
330 Madison Avenue, 8th Floor
New York, NY 10017

>   **Re: Morgan Stanley Spectrum Strategic L.P.**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Filed March 8, 2007**
>   **Form 10-Qs for Quarterly Periods Ended March 31, 2007**
>   **and June 30, 2007**
>   **Filed May 14, 2007 and August 10, 2007, respectively**
>   **File No. 000-26280**

Dear Mr. Horwitz:

We have completed our review of the above referenced filings and have no further comments at this time.

>   Sincerely,

>   Kevin Woody
>   Branch Chief